Exhibit 99.3

FORM OF PROXY SOLICITED BY THE MANAGEMENT OF WHEATON PRECIOUS METALS CORP.

FOR USE AT AN ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON

MAY 10, 2024

The undersigned shareholder(s) of WHEATON PRECIOUS METALS CORP. (the “Company”) hereby appoint(s) Randy V. J. Smallwood, Chief Executive Officer of the Company, or in lieu of the foregoing, Curt D. Bernardi, Senior Vice President, Legal of the Company, or in lieu of the foregoing,                                                                                            , to attend and vote on behalf of the undersigned at the Annual and Special Meeting of Shareholders (the “Meeting”) of the Company to be held on Friday, May 10, 2024 at 10:30 a.m. (PST) and at any adjournments thereof. The Company has adopted an online virtual meeting platform in addition to the in-person meeting location and we encourage all of our shareholders to participate in the Meeting using this online platform. See important information below on voting at the Meeting using the online platform. More information regarding participating in the Meeting online, including browser requirements, is detailed in the Wheaton Virtual Meeting Guide provided with this notice and access notification or on Wheaton’s website at www.wheatonpm.com/Investors/annual-general-meeting/.

The directors and management recommend shareholders VOTE FOR the matters set out in items (a), (b) and (c) below.

The undersigned specifies that all of the voting shares owned by them and represented by this form of proxy shall be:

(a)	VOTED FOR or WITHHELD FROM VOTING in respect of the election of the following directors:

	Name	For	Withhold
1.	George L. Brack	☐	☐
2.	Jaimie Donovan	☐	☐
3.	R. Peter Gillin	☐	☐
4.	Chantal Gosselin	☐	☐
5.	Jeane Hull	☐	☐
6.	Glenn Ives	☐	☐
7.	Charles A. Jeannes	☐	☐
8.	Marilyn Schonberner	☐	☐
9.	Randy V.J. Smallwood	☐	☐
10.	Srinivasan Venkatakrishnan	☐	☐

(b)	VOTED FOR ( ) WITHHELD FROM VOTING ( ) in respect of the appointment of Deloitte LLP, Independent Registered Public Accounting Firm, as auditors for 2024 and to authorize the directors to fix the auditors’ remuneration;

(c)	VOTED FOR ( ) VOTED AGAINST ( ) a non-binding advisory resolution on the Company’s approach to executive compensation;

(d)	VOTED on such other business as may properly come before the Meeting or any adjournment thereof;

hereby revoking any proxy previously given.

If any amendments or variations to matters identified in the Notice of Meeting are proposed at the Meeting or any adjournment thereof or if any other matters properly come before the Meeting or any adjournment thereof, this proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgement of the person voting the proxy at the Meeting or any adjournment thereof.

DATED this ___ day of _______________, 2024.

Signature of Shareholder

Name of Shareholder (Please Print)

Quarterly Reports Request – Wheaton Precious Metal Corp.’s Interim Consolidated Financial Report and related MD&A are available at www.wheatonpm.com, but if you want to receive (or continue to receive) Interim Consolidated Financial Reports and related MD&A by mail, mark the box and return this form. If you do not mark the box, or do not return this form, Interim Consolidated Financial Reports and related MD&A will not be sent to you in 2024.	☐

Annual Report Request – Wheaton Precious Metal Corp.’s Audited Annual Consolidated Financial Statements and related MD&A are available at www.wheatonpm.com, but if you want to receive (or continue to receive) Audited Annual Consolidated Financial Statements and related MD&A by mail, mark the box and return this form. If you do not mark the box, or do not return this form, Audited Annual Consolidated Financial Statements and related MD&A for the year ended December 31, 2024 will not be sent to you.	☐

PLEASE SEE NOTES ON REVERSE

Notes:

(1)	A shareholder has the right to appoint a person (who need not be a shareholder) to attend and act for them and on their behalf at the Meeting or any adjournment thereof other than the persons designated in the enclosed form of proxy. Such right may be exercised by striking out the names of the persons designated therein and by inserting in the blank space provided for that purpose the name of the desired person or by completing another form of proxy.

(2)	The shares represented by this proxy will be voted in accordance with the instructions of the shareholder on any ballot that may be called for and, subject to section 114 of the Business Corporations Act (Ontario), where a choice is specified, the shares shall be voted accordingly. Where no specification is made, the shares will be VOTED FOR the matters set out in items (a), (b) and (c) above.

(3)	Proxies to be used at the Meeting or any adjournment thereof must be received by the Company’s transfer agent indicated below not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof.

(4)	This proxy ceases to be valid one year from its date.

(5)	If your address as shown is incorrect, please give your correct address when returning this proxy.

(6)	Registered shareholders or proxyholders (including non-registered shareholders who have duly appointed themselves as proxyholders) attending the online Meeting do not need to complete a proxy. The online Meeting can be accessed at https://virtual-meetings.tsxtrust.com/1596. Registered shareholders and duly appointed proxyholders (including non-registered shareholders who have duly appointed themselves as proxyholders) may enter the online Meeting platform by clicking “I have a control number” and entering a valid control number and the password “wheaton2024” (case sensitive) before the start of the Meeting. Non-registered shareholders who wish to vote at the Meeting through the online virtual platform must insert their own name in the space provided on the VIF received from the nominee. In so doing, such non-registered shareholder will be instructing its nominee to appoint such non-registered shareholder as proxyholder. Non-registered shareholders must adhere strictly to the signature and return instructions provided by their nominee. It is not necessary to complete the form in any other respect, since such non-registered shareholder will be voting at the Meeting by voting online through the online virtual Meeting platform. Non-registered shareholders who wish to vote at the Meeting must register as proxyholder by contacting TSX Trust Company at 1-866-751-6315 (in North America) or 1 (416) 682-3860 outside North America or by completing the electronic form located at: https://www.tsxtrust.com/control-number-request by 10:30a.m. PST on Wednesday, May 8, 2024. TSX Trust Company will then provide the non-registered shareholder with a control number by email after the proxy voting deadline has passed. The control number is the non-registered shareholder’s username for the purposes of logging into the Meeting.

(7)	Registered shareholders who are unable to attend the online virtual meeting or in person should return the completed form of proxy in one of the options noted below:

Online Vote at www.meeting-vote.com. You will need the 13-digit control number located on the proxy.	Email	Mail
	Send to proxyvote@tmx.com	Return your completed and signed proxy card using the return envelope that was provided to you.